SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 13 June 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE "BANK")

Deleveraging Plan Update - Sale of Project Finance Loans
13 June 2012

The Bank announces that it has agreed to sell a portfolio of UK Infrastructure Project Finance loans, with total drawn and undrawn commitments of circa €0.2 billion to Aviva Special PFI LP, an investment vehicle established and managed by Aviva Investors, for a price of 81% of these commitments.  The cash proceeds from this loan portfolio sale will further reduce the Bank's funding requirements, in line with the Bank's deleveraging plans and will have a broadly neutral impact on the Group's Core Tier 1 ratio.

On 24 April 2012, the Bank announced that it had completed or contracted divestments amounting to €9.5 billion (at an average discount of 7.6%).  On the basis of the sale announced today and other deleveraging initiatives in progress, the Bank expects that it will be able to complete its target of €10 billion of divestments within the overall base case assumptions used as part of the 2011 Prudential Capital Assessment Review ("PCAR").

ENDS

For further information please contact:

Bank of Ireland
Andrew Keating               Group Chief Financial Officer                   +353 (0)766 23 5141
Tony Joyce                      Head of Group Investor Relations            +353 (0)766 23 4729
Dan Loughrey                  Head of Group Communications              +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 13 June 2012